JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693 Email: jklein@jkleinlegal.com

March 6, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:         DNA Precious Metals, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed  March 26, 2014
Response Letter dated February 3, 2015

File No. 000-54937

Dear Sir/Madam:

The following response is filed in connection with the Commission’s comment letter dated January 13, 2015.

1.            With respect to comment No.1 in connection with:   Notes to Consolidated Financial Statements, page F-7, Note 4. Fixed Assets, Page F-22 and the reasons for  capitalizing the costs of site development:

As discussed, we believe that the capitalization costs associated with site development have  been properly accounted for in the Company’s filings and reassert the demonstrable facts as set forth in the Company’s response letter dated February 3, 2015.

Nevertheless, after careful consideration and discussions with senior management, independent geologists,  both Canadian and U.S securities counsel,  as well as our  independent registered public accounting firm, we have determined that it would be in the best interests of the Company and its shareholders, to classify the purchases related to land, building and the mill equipment as development costs rather than classifying these items as fixed assets as they do not meet the definition of assets under Industry Guide 7.

It should be noted that as reported in the Company’s Form 8-K as filed with the Commission on January 27, 2015, the Company acquired all of the issued and outstanding membership interests of Breathe LLC.  This acquisition resulted in a change in control and the appointment of Joshua Kimmel as the Company’s new CEO.  Breathe is engaged in the manufacture, development and distribution of e-cigarettes.  As a result of this transaction, the Company’s sole business activity will be the development, marketing and sales of Breathe’s branded e-cigarettes.

In order to focus on these activities, and as reported in the Company’s Form 8-K filed February 11, 2015, the Company declared a stock dividend to its shareholders of all of the issued and outstanding shares of the Company’s wholly owned subsidiary, DNA Canada, Inc.  As a result of this transaction, the Company’s annual report for the year ended December 31, 2014 will represent the last filing in which the financial statements of DNA Canada will be included with DNA Precious Metals financial statements.

Further, subject to shareholder approval and compliance with other regulatory filings, it is anticipated that the Company will change its name to Breathe, Inc.

As a result of the foregoing, we respectfully request that since DNA Precious Metals has divested 100% of its interest in DNA Canada, Inc., the acquisition of Breathe, LLC, and that the December 31, 2014 Form 10-K will be the last filing that includes DNA Precious Metals Canada in it, that we impair these assets in the fourth quarter of December 31, 2014 year end.  This will enable the Company to complete its annual report as well as well as the Super 8-K for the acquisition of Breathe LLC in a timely fashion.

The Company anticipates that the following impairment of its mining related assets be impaired as follows: $1,089,415 for the building; $111,587 for the land; and $43,115 for the mill equipment, totaling $1,244,117 in total assets.

Given the time sensitive nature of this matter, with the annual report and Super 8-K both due by the end of March 2015, we respectfully request that this review be conducted on an expedited basis.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein Jeffrey G. Klein Counsel For DNA Precious Metals, Inc.